COUPON EXPRESS, INC.

303 Fifth Avenue, Suite 206

New York, New York  10017

November 9, 2012

Via EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:

Coupon Express, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2011

File No. 0-20317

Dear Ms. Thompson:

In furtherance of your discussion with our counsel, Richard G. Satin, Esq. of Meyer, Suozzi, English & Klein, P.C., 1350 Broadway, Suite 501, New York, New York  10018, due to the circumstances caused by Hurricane Sandy, including, continued power outages and personnel issues, we respectfully request that our response to the comment letter, dated October 31, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2011 (the “Form 10-K”) be extended to and including November 28, 2012.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

November 9, 2012

If you have any questions or require additional information, do not hesitate to contact our counsel, Richard G. Satin, Esq. at (516) 592-5773.  Thank you for your assistance.

Very truly yours,

/s/  Eric L. Kash

Chief Executive Officer

cc:

Richard G. Satin, Esq.